K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

April 29, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re:	John Hancock Funds II (the “Trust”) — File No. 333-203079 Registration Statement on Form N-14

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to a comment received by telephone on April 28, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of Class A, Class C, Class I, Class R2, Class R6, and Class NAV shares of John Hancock Global Equity Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Global Opportunities Fund (the “Acquired Fund”), a series of John Hancock Investment Trust (the “Reorganization”). The Registration Statement was filed with the SEC on April 27, 2015, accession no. 0001133228-15-001813.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Accounting Survivorship

Comment 1 —Please provide supplementally the analysis required under North American Securities Trust1 relating to the determination that the Acquiring Fund is expected to be the accounting survivor of the Reorganization.

Responses to Comment 1 — The Acquired Fund, the Acquiring Fund and their management believe that the Acquiring Fund is appropriately the accounting survivor of the Reorganization for the following reasons. For purposes of this analysis, the combined fund resulting from the Reorganization is referred to as the “Combined Fund.”

1 SEC No-Action Letter (publicly available August 5, 1994).

Securities and Exchange Commission
April 29, 2015

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff of the SEC has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.2 In this connection, the SEC staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the SEC staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”3

Based on its review, management of the Acquiring Fund and the Acquired Fund determined that the Acquiring Fund will be the accounting survivor in the Reorganization. In this connection, management noted that:

(1)	The Acquiring Fund will be the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act of 1933, as amended (the “Securities Act”), and Investment Company Act of 1940, as amended (the “Investment Company Act”), registrations of the Acquiring Fund. Hence, under the Guide, the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary.

(2)	The Acquiring Fund and Acquired Fund are currently managed by John Hancock Advisers, LLC (“JHA”), and the Combined Fund also will be managed by JHA. Accordingly, management of both Funds believes that this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(3)	John Hancock Asset Management a division of Manulife Asset Management (US) LLC (“JHAM”) currently serves as the subadvisor to each of the Acquiring Fund and the Acquired Fund. After the Reorganization the Combined Fund will continue to use the same investment format as the Acquiring Fund, in which discretionary management is vested in JHAM. The current portfolio managers and portfolio management team of each of the Acquiring Fund and the Acquired Fund (Paul Boyne and Doug McGraw) will continue to manage the Combined Fund following the Reorganization. In addition, it should be noted that Messrs. Boyne and McGraw have served as the portfolio managers of the Acquiring Fund since inception in May 2013, and also have served as the portfolio managers of the Acquired Fund since that time.

2 Id.

3 Id.

Securities and Exchange Commission
April 29, 2015

Accordingly, the portfolio management of the Combined Fund will be the same as the Acquiring Fund prior to the Reorganization and, as a result, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(4)	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Although there are a number of similarities in the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund, there are also several significant differences, and the Combined Fund therefore will resemble the Acquiring Fund more closely. Accordingly, management believes that this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(5)	The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment advisor and subadvisor in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. Accordingly, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(6)	The existing classes of the Combined Fund following the merger will have expense structures and expense ratios similar or identical to those of the Acquiring Fund. The management fee of the Combined Fund is expected to be the same as that of the Acquiring Fund and lower than that of the Acquired Fund. The expense ratio of each of the Combined Fund’s share classes are expected to be similar to or lower than the total expense ratios of the Acquired Fund’s share classes, and in all cases will be closer to that of the Acquiring Fund than that of the Acquired Fund. In addition, the Acquired Fund had Class B shares outstanding prior to the Reorganization, the Acquiring Fund did not have Class B shares outstanding prior to the Reorganization, and the Combined Fund will not have Class B shares following the Reorganization. Accordingly, given: (i) the nature of the continuity of the share classes between the Acquiring Fund and Combined Fund; (ii) the continuity of the management fee and expense structures between the Acquiring Fund and Combined Fund; and (iii) all of the characteristics of the Acquiring Fund being more similar to the Combined Fund than those of the Acquired Fund; management believes this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

Securities and Exchange Commission
April 29, 2015

(7)	As of March 31, 2015, the Acquiring Fund is substantially larger than the Acquired Fund. As of March 31, 2015, the Acquired Fund had net assets of $119,930,471 and the Acquiring Fund had net assets of $491,285,517. Accordingly, management believes this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

Weighing all of the factors discussed above, management believes that these factors strongly support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment advisor, subadvisor, investment policies, and total expense ratios of each class of shares of the Combined Fund involved in the merger are substantially identical to those of the Acquiring Fund and there are some differences from those of the Acquired Fund; and (c) the Acquiring Fund has substantially more assets than the Acquired Fund.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions, please do not hesitate to contact me at 617-951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Nicholas J. Kolokithas